[LETTERHEAD OF PERFORMANCE TRUST CAPITAL PARTNERS]

November 6, 2020

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Affinity Bancshares, Inc.
Registration Statement on Form S-1 (Registration Number 333-248745)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Affinity Bancshares, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 12:00 Noon on November 10, 2020, or as soon thereafter as may be practicable.

Very Truly Yours,

PERFORMANCE TRUST CAPITAL PARTNERS, LLC

By:   /s/ David F. Wilding
Name:  David F. Wilding
Title:   General Counsel